

Mail Stop 3720

May 18, 2017

Carl Russo
Chief Executive Officer
Calix, Inc.
1035 N. McDowell Blvd.
Petaluma, CA 94954

> **Re: Calix, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K**
> **Filed May 9, 2017**
> **File No. 001-34674**

Dear Mr. Russo:

We have reviewed your filings and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K Filed on May 9, 2017
Exhibit 99.1

1. Please refer to page 6. It appears that your presentation of "Reconciliation of GAAP to Non-GAAP Results – Three Months Ended April 1, 2017" attaches undue prominence to non-GAAP information. Accordingly, please revise your presentation to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K to eliminate the full non-GAAP income statements. For additional guidance, please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202)-551-3684 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications